UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For March 31, 2021

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Suite 2432, Sun Hung Kai Centre

30 Harbour Road

Wanchai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TABLE OF CONTENTS

REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2020 ON FORM 6-K

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ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	March 31, 2020 (Audited)	September 30, 2020 (Unaudited)
Assets
Current assets
Cash at bank	$60,790	$5,680
Accounts receivable, net of allowance of $nil	329,891	57,802
Inventories	224,879	108,046
Due from related companies	772,661	1,025,649
Prepaid expenses and other current assets	141,017	280,419
Total current assets	1,529,238	1,477,596

Other assets
Deposit for acquisition	446,192	465,468
Right-of- use assets	294,188	918,820
Property, plant and equipment, net	9,839	45,625
Total other assets	750,219	1,429,913

Total assets	$2,279,457	$2,907,509

Liabilities and stockholders' equity
Current liabilities
Short-term loans	$460,030	$558,488
Accrued expenses and other payables	66,673	126,523
Value added and other taxes payable	8,901	4,096
Lease Liabilites ,curent	93,077	65,711

Total liabilities	628,681	754,818

Non-current liabilties
Lease liabilites, non-current	170,966	856,270

Total liabilites	799,647	1,611,088
Stockholders' equity
Ordinary shares, $0.001 Par value; 50,000,000 shares authorized, 17,145,000 shares issued and outstanding at March 31, 2020 and 30 September, 2020*	17,145	17,145
Additional paid-in capital*	1,563,472	1,563,472
Accumulated losses	(214,247)	(411,384)
Accumulated other comprehensive income	113,440	127,188
Total stockholders' equity	1,479,810	1,296,421

Total liabilities and stockholders' deficit	$2,279,457	$2,907,509

*Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the share exchange and the one-for-ten reverse stock split that are discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview,” below.

 The accompanying notes are an integral part of these consolidated financial statements.

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ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30

	2020 (Unaudited)	2019 (Unaudited)

NET SALES	$664,093	$756,063

Cost of sales	(201,356)	(170,280)

Gross profit	462,737	585,783

General and administrative expenses	(256,937)	(274,284)
Research and development expenses	(114,109)	(48,109)
Selling and marketing expenses	(291,305)	(112,890)
	(662,351)	(435,283)

Operating income (loss)	(199,614)	150,500

Other income (expenses)
Other income	13,738	291
Interest income	66	2,011
Interest expense	(11,327)	(4,946)

Total other income (expenses), net	2,477	(2,644)

Income (loss) before income taxes	(197,137)	147,856

Income tax expense	—	(28)

Net income (loss)	(197,137)	147,828

Other comprehensive income (loss)
Foreign currency translation adjustment	13,748	(14,628)

Comprehensive income (loss)	$(183,389)	133,200

Earnings per common share
- Basic and fully diluted	$(0.011)	0.0042

Weighted average number of common shares outstanding
- Basic and fully diluted	17,145,000	31,894,860

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

1.	These financial statements, including the consolidated balance sheet as of March 31, 2020, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2020.

2.	In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending March 31, 2021.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations of the Company for the six months ended September 30, 2020 and for the comparable period ended September 30, 2019, and its financial condition as of September 30, 2020 and as of March 31, 2020, should be read in conjunction with the consolidated financial statements and the notes to those financial statements that that are included in the Company’s Form 20-F filed with the United States Securities and Exchange Commission on August 17, 2020. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Business” sections in the Annual Report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could” and similar expressions to identify forward-looking statements.

OVERVIEW

The Company was originally incorporated under the name “Agate Island Acquisition Corporation” on April 4, 2016 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Until the Share Exchange described below, the business purpose of the Company was to seek the acquisition of, or merger with, an existing company. Accordingly, the Company was considered to be a "blank check" company.

On March 13, 2017, the Company changed its name to China Biotech Holdings Limited. The Company changed its name in anticipation of entering into a transaction with a company in China engaged in the Biopharma or Biotech industry.

On May 3, 2017, the Company effected a change of its control. The Company cancelled an aggregate of 19,500,000 shares of the then 20,000,000 shares of outstanding stock valued at par. James M. Cassidy resigned as the Company's president, secretary and director and James McKillop resigned as the Company's vice president and director. Ting Ting Chang was then named sole director and President, Secretary and Chief Financial Officer of the Company. On May 4, 2017, the Company issued 8,000,000 shares of its Common Stock to Ting Ting Chang for no consideration as a result of the change in control.

The Company registered its Common Stock on a Form 10 registration statement filed pursuant to the Exchange Act and Rule 12(g) thereof. The Company files periodic and current reports with the United States Securities and Exchange Commission ("SEC") under Rule 13(a) of the Exchange Act. Prior to the redomicile merger described below, the Company filed quarterly reports on Form 10-Q and annual reports on Form 10-K.

On November 15, 2017, our Board of Directors unanimously adopted resolutions approving the redomicile of the Company from Delaware to the Cayman Islands. The Company changed its domicile, effective August 21, 2018, by merging into its wholly-owned Cayman Islands subsidiary, Zhong Yuan Bio-Technology Holdings Limited (the “Redomicile Merger”). As a result of the Redomicile Merger, the Company’s name was changed to Zhong Yuan Bio-Technology Holdings Limited, each outstanding share of Common Stock was exchanged for one Ordinary Share and we became governed by our Amended and Restated Memorandum and Articles of Association and by the Companies Law (Revised) of the Cayman Islands rather than by our previous Articles and Bylaws and the Delaware Corporate Code.

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On August 31, 2019, the Company closed on a share exchange (the “Share Exchange”) with Zhong Yuan Investment Limited, (“Zhong Yuan Investment”), a Seychelles company limited by shares. Prior to the exchange, Zhong Yuan Investment owned 100% of the shares of China Bio-Technology Holdings Limited (“China Bio”), a company organized under the laws of the Republic of Seychelles. Under the Share Exchange Agreement, Zhong Yuan Investment exchanged all of the shares that it held in China Bio for 161,500,000 Ordinary Shares of the Company. The Shares issued to Zhong Yuan Investment in connection with the Share Exchange were not registered under the Securities Act. As a result of the Share Exchange, China Bio is now a wholly owned subsidiary of the Company. As a result of the acquisition, the Company, through its subsidiary, Bao Feng Bio-Technology (Beijing) Limited (“Bao Feng”) which was incorporated under the laws of the PRC on August 30, 2012, is engaged in the business of research and development of nervonic acid-based herbal and chemical drugs and developing and marketing nervonic acid-based health supplements.

Immediately prior to the Share Exchange, the Company was a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) with nominal assets and no business operations. The acquisition of China Bio by the Company will be accounted for as a reverse merger because on a post-merger basis, the former shareholder of China Bio held a majority of our outstanding ordinary shares on a voting and fully diluted basis. As a result of the Share Exchange, the Company is engaged in the business of developing and marketing nervonic acid-based health supplements and sales of acer truncatum seedlings through its sole operating subsidiary, Bao Feng, and management of the Company believes that the Company is no longer a shell company. Also as a result of the Share Exchange, the Company changed its fiscal year end from December 31 to March 31.

On December 13, 2019, the Company closed on the sale of 1,450,000 Ordinary Shares, at a purchase price of $0.10 per Share, pursuant to a private securities offering (the “2019 Private Offering”) conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to investors who are not U.S. persons, as defined in Regulation S.

On July 24, 2020, the Company completed a one-for-ten reverse stock split of the Company’s Ordinary Shares (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the authorized share capital of the Company was decreased from 500,000,000 Ordinary Shares with a par value of US$0.0001 each to 50,000,000 Ordinary Shares with a par value of US$0.001 each, and the number of issued and outstanding Ordinary Shares was decreased from 171,450,000 Shares to 17,145,000 Shares. All information and data in this Report on Form 6-K related to our Ordinary Shares has been adjusted to reflect the Reverse Stock Split unless stated otherwise.

On December 31, 2020, Bao Feng completed its acquisition of a 100% equity interest in Dandong Bao Feng Seedling Technology Co., Limited (“Dandong BF) from Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and Ting-ting Chang’s father, our CEO and director for a total consideration of RMB10,500,000 (approximately $1,500,000). A deposit of RMB3,160,000 (approximately $465,460 as of September 30, 2020) was paid upon signing of the Equity Transfer Agreement on March 1, 2020. The balance of RMB7,340,000 (approximately $1,082,000 as of September 30, 2020) was settled by offsetting the amounts due from related companies of which Yu Chang is the owner and director. Dandong BF was incorporated in the PRC on March 11, 2019 and is principally engaged in the research, development and growing of Acer Truncatum seeds in Dandong city, Liaoning Province, in the north-eastern region of the PRC. Dandong BF has approximately 3,000,000 acer truncatum trees that are grown on the land which is subject to a 10-year lease commenced on January 1, 2019 and expiring on December 31, 2028. This acquisition could allow the Company to control the supply and ensure the quality of its acer truncatum seeds and seedlings, the important raw material of nervonic acid.

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BUSINESS OF THE COMPANY

The Company is in the business of nervonic acid research, the development of nervonic acid based herbal and chemical drug and the sale of health supplements containing nervonic acid.  Nervonic acid is a long chain unsaturated omega 9 fatty acid that is an important component in myelin biosynthesis in the central and peripheral nervous system. Myelin insulates nerve cell axons to increase the speed at which information (encoded as an electrical signal) travels from one nerve cell body to another or from a nerve cell to another type of cell in the body. It is thought that nervonic acid may enhance brain function and prevent demyelination of nerve cells, and that, therefore, it may be effective in retaining or improving the health of the brain, for example in preventing or ameliorating attention-deficit hyperactive disorder (“ADHD”) in children, Alzheimer's disease and mental degradation in the elderly and cerebrovascular disease, as well as promoting normal brain development in premature infants. The role of nervonic acid is also being studied with respect to psychotic illnesses, such as schizophrenia.

Since it is considered to be an important biomarker for many neurological diseases, such as ADHD in children and neurodegenerative diseases in the elderly, management believes that there exists a significant market for nervonic acid health supplements among those populations. Bao Feng’s marketing efforts are primarily aimed at the elderly population.

Nervonic acid is not present in foods. It has been found that the dried seeds of the acer truncatum tree, which is a type of maple native to northern China, Mongolia and Korea, contain 5.8% nervonic acid. Therefore, the seed oil is considered to be a good source of natural nervonic acid, as well as other compounds such as Vitamin E. The Company extracts the nervonic acid that it utilizes in its products from acer truncatum seeds.

The raw material sources of nervonic acid are insufficient to meet the demand in China. Therefore, Bao Feng has a contract with the Weng Niu Te Qi government pursuant to which it obtains acer truncatum seeds and seedlings both for use in making its products and for sale. In addition, Bao Feng has a distribution agreement with an American health product company to expand its business by serving as the exclusive distributor in China of that company’s products. Management of the Company also intends to expand the Company’s product lineup by building factories for purification of nervonic acid for medical level product usage. There can be no assurance, however, that the Company will be able to effect this plan.

The Company’s current products consist of:

●	NEURO ENHANCER nervonic acid oil

●	Muzhiyuan acer truncatum formula oil

●	NEURO ENHANCER capsule

●	Life’s NA Candy

●	High-quality seedlings of Acer Truncatum

For purposes of the following discussion and analysis, references to ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refers to the Company.

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RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements of the Company that are included in the Company’s Form 20-F filed with the United States Securities and Exchange Commission on August 17, 2020.

For the six-month periods ended September 30, 2020 and 2019

Revenue

The Company generated $664,093 of revenue for the six-month period ended September 30, 2020, as compared to $756,063 for the comparable period in the prior year. Revenue decreased by $91,970 or 12.2%, because of the outbreak of the COVID-19 pandemic that affected our overall sales of our products through distributors.

Cost of sales

The cost of sales was $201,356 for the six-month period ended September 30, 2020 whereas the cost of sales was $170,280 for the comparable period in 2019. The increase in cost of sales by $31,076 or 18.2% over the comparable period was mainly attributable to the higher production cost of products in 2020 that resulted from inefficiencies in the manufacturing process during the COVID-19 pandemic period.

Gross Profit

Gross profit for the six-month periods ended September 30, 2020 and 2019 was $462,737 and $585,783 respectively. Gross profit margin for the six-month periods ended September 30, 2020 and 2019 was 69.7% and 77.5% respectively. The decrease in gross profit margin from 77.5% in 2019 to 69.7% in 2020 resulted from the higher production cost of products during the COVID-19 pandemic period.

Total operating expenses

During the six-month period ended September 30, 2020, we incurred operating expenses of $662,351, as compared to $435,283 incurred during the six-month period ended September 30, 2019. Total operating expenses increased by $227,068 or 52.2%, mainly because of the increase in research and development expenses and selling and marketing expenses over 2019.

Research and development expenses increased significantly from $48,109 for the six-month period ended September 30, 2019 to $114,109 for the six-month period ended September 30, 2020. The increase of $66,000 or 137.2% over 2019 was mainly attributable to the expenses and fees incurred for patent registrations and expenses incurred in collaboration with hospitals for developing nervonic acid based herbal and chemical medicines.

Selling and marketing expenses increased by $178,415 or 158.0% from $112,890 for the six-month period ended September 30, 2019 to $291,305 for the six-month period ended September 30, 2020. The increase was mainly due to the increase in promotional expenses during the COVID-19 pandemic period.

Net income

For the six-month period ended September 30, 2020, the Company had a net loss of $197,137, as compared to net income of $147,828 for the six-month period ended September 30, 2019. The decrease in net income by $344,965 or 233.4% over the period was mainly due to the decrease in gross profit of $123,046 and the increase in total operating expenses of $227,068 over the period.

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LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2020, the Company had cash of $5,680; total current assets of $1,477,596 and total current liabilities of $754,818. Net current assets were $722,778 and working capital ratio was 1.96. As of September 30, 2020, the Company’s total assets and total liabilities amounted to $2,907,509 and $1,611,088, respectively. The Company’s total assets include the amounts due from related companies, of which Yu Chang is the owner and director, of $1,025,649 and a deposit for the acquisition of a 100% interest in Dandong BF of $465,468 (see “Related Party Transactions” disclosed below). The Company had shareholders’ equity of $1,296,421 and short-term loan of $558,488 as of September 30, 2020. The gearing ratio is 0.43.

RELATED PARTY TRANSACTIONS

As of September 30, 2020, the amounts due from related companies, of which Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and the father of Ting-ting Chang, is the owner and director, were unsecured, non-interest bearing and repayable on demand. The amounts due from related companies were fully settled by offsetting the balance consideration for the acquisition of a 100% interest in Dandong BF.

On December 31, 2020, Bao Feng completed the acquisition agreement entered into on March 1, 2020, to acquire a 100% interest in Dandong BF from Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and the father of Ting-ting Chang, for a total consideration of RMB10,500,000 (approximately $1,500,000). A deposit of RMB3,160,000 (approximately $465,460 as of September 30, 2020) was paid upon signing of the Equity Transfer Agreement. The balance of RMB7,340,000 (approximately $1,082,000 as of September 30, 2020) was paid upon completion by offsetting the amounts due from related companies.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2021	ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

/s/ CHANG, Ting Ting
Name: CHANG, Ting Ting, Title: Chief Executive Officer

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